UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Anil P. Goel
Executive Director - Finance
The Indian Hotels Company Limited
The Taj Mahal Palace & Tower
Business Centre Room No. 111, Apollo Bunder
Mumbai 400 001, India
+91 22 6665 3366

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

April 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 17, 2007, as amended by Amendment No. 1 filed on December 7, 2007 (“Amendment No. 1”) and Amendment No. 2 filed on December 19, 2007 (collectively, the “Schedule 13D”), with the Securities and Exchange Commission (the “SEC”), by The Indian Hotels Company Limited (“Indian Hotels”) and Samsara Properties Limited (“Samsara”), relating to the Class A Common Shares, par value $0.01 per share (the “Shares”), of Orient-Express Hotels Ltd., a company organized under the laws of Bermuda (the “Company”).

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 27, 2009, the Company announced its plan to sell 15,000,000 Shares in an underwritten public offering pursuant to its effective shelf registration statement previously filed with the SEC on March 31, 2009 and subsequently amended on April 9, 2009 and April 10, 2009 (the “Offering”).

On April 29, 2009, Samsara agreed to purchase an aggregate of 2,250,000 Shares in the Offering, at a price of $5.75 and for a total consideration of $12,937,500.00.

Samsara intends to fund this purchase from funds received pursuant to a loan agreement (the “ICICI Loan Agreement”), dated April 30, 2009, between Samsara and ICICI Bank UK plc (“ICICI Bank”).  Pursuant to the ICICI Loan Agreement, ICICI Bank agreed to lend up to $51 million to Samsara (the “ICICI Loan”).  Interest on the ICICI Loan accrues on a daily basis at a rate of LIBOR plus 4.0% per annum.  The principal amount of the ICICI Loan must be repaid by Samsara to ICICI Bank within three years from the date of the ICICI Loan Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

From time to time over the past several months, senior representatives of Indian Hotels have met with senior representatives of the Company, including Mr. Paul White, President and Chief Executive Officer, to discuss, among other things, the current state of the Company’s business and its ongoing liquidity and capital needs.

Indian Hotels is acquiring the additional Shares disclosed in this Amendment in order to remain a significant shareholder of the Company.

Indian Hotels and Samsara intend to review their investment in the Company on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group, (a) to acquire additional Shares in the Company; (b) to dispose of all or a portion of the Shares owned by them; or (c) to take any other available course of action, including entering into discussions with the Company or other shareholders of the Company, which could involve one or more of the types of transactions or have one or more of the results specified in Items 4(a) through (j) of Schedule 13D.  Notwithstanding anything herein, Indian Hotels and Samsara specifically reserve the right to change their intention with respect to any or all of such matters.  In reaching any decision as to their course of action (as well as the specific elements thereof), Indian Hotels and Samsara expect that they would take into consideration a variety of factors, including, but not limited to, general economic, market and industry conditions, and financial and stock market conditions, including the market price of the Shares, and other business opportunities available to Indian Hotels.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of Indian Hotels and Samsara to Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.  The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Indian Hotels and Samsara is based on 50,959,500 Shares outstanding as of April 24, 2009, as set forth in the Company’s Form 424B5, plus the issuance of 22,500,000 Shares pursuant to the Offering (without giving effect to any additional Shares that may be issued upon exercise of any over-allotment option).

Except as disclosed on this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

The transactions in the Shares that may be deemed to be beneficially owned by Indian Hotels and Samsara during the past 60 days are set forth below:

Date of Purchase	Quantity of Shares Purchased	Price per Share

May 4, 2009	2,250,000	$5.75

All such purchases were affected through the Offering.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Indian Hotels and Samsara, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Indian Hotels and Samsara.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated May 1, 2009, between The Indian Hotels Company Limited and Samsara Properties Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

May 1, 2009	THE INDIAN HOTELS COMPANY LIMITED

/s/ Anil P. Goel
Signature

Anil P. Goel / Executive Director-Finance
Name / Title

SAMSARA PROPERTIES LIMITED

/s/ R H Parekh
Signature

R H Parekh / Director
Name / Title

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated May 1, 2009, between The Indian Hotels Company Limited and Samsara Properties Limited